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AD 9/1

06050341

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65792

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2005 AND ENDING 12/31/2005
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST BALLANTYNE, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13950 Ballantyne Corporate Place, Suite 185
(No. and Street)

Charlotte NC 28277
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen W Yarbrough, CEO 704-927-2900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Scharf, Pera & Co. PLLC
(Name – *if individual, state last, first, middle name*)

4600 Park Road, Suite 112 Charlotte NC 28209
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 08 2006
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 01 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH 9/18

OATH OR AFFIRMATION

I, Stephen W. Yarbrough, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Ballantyne, LLC, as of December 31st, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

CEO.

Title

Notary Public my commission expires 1-20-07

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Scharf Pera & CO., PLLC
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Managing Members
First Ballantyne, LLC

We have audited the accompanying consolidated statement of financial condition of First Ballantyne, LLC (the "Company") as of December 31, 2005, and the related statements of income, changes in members' equity, changes in subordinated borrowings, and cash flows for the year ended December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Ballantyne, LLC at December 31, 2005, and the results of their operations and their cash flows for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scharf Pera & Co., PLLC

Scharf Pera & Co., PLLC
Charlotte, North Carolina
February 15, 2006

Charlotte Office
4600 Park Road, Suite 112
Charlotte, North Carolina 28209
704-372-1167
704-377-3259 FAX

Lake Norman Office
18137 W. Catawba Avenue
Cornelius, North Carolina 28031
704-895-6502
FAX 704-895-6476

E-MAIL ADDRESS: accountants@scharfpera.com

First Ballantyne, LLC
Statement of Financial Condition
December 31, 2005

ASSETS

Cash	$	111,471
Restricted cash		47,136
Deposits with clearing organization (cash)		4,391,984
Receivables from clearing organization		4,667,510
Securities owned:		
Marketable, at market value		8,872,887
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation of $62,707		97,388
Other assets		15,081
	$	**18,203,457**

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Payables to clearing organization	$	8,677,151
Securities sold, not yet purchased, at market value		2,374,506
Accounts payable, accrued expenses, and other liabilities		201,442
		11,253,099
Commitments and contingent liabilities		-
Subordinated borrowings		2,200,000
Members' equity		4,750,358
	$	**18,203,457**

The accompanying notes are an integral part of these financial statements.

First Ballantyne, LLC
Statement of Income
For the Year Ended December 31, 2005

Revenues:		
Principal transactions	$	12,209,318
Interest and dividends		66,478
Other income		8,732
		12,284,528
Expenses:		
Employee compensation and benefits		5,498,590
Clearance fees		459,798
Communications and data processing		454,167
Interest		265,500
Occupancy		57,601
Other expenses		320,064
		7,055,720
NET INCOME	$	5,228,808

The accompanying notes are an integral part of these financial statements.

First Ballantyne, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2005

Ending Balance, December 31, 2004	$	1,783,203
Net Income		5,228,808
Contributions		38,348
Distributions		(2,300,001)
Ending Balance, December 31, 2005	**$**	**4,750,358**

The accompanying notes are an integral part of these financial statements.

First Ballantyne, LLC
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2005

Subordinated borrowings at January 1, 2005	$	3,200,000
Decreases:		
Payment of subordinated notes		(1,000,000)
Subordinated borrowings at December 31, 2005	$	2,200,000

The accompanying notes are an integral part of these financial statements.

First Ballantyne, LLC
Statement of Cash Flows
For the Year Ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 5,228,808
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation	$ 30,857	
(Increase) decrease in operating assets:		
Restricted cash	(1,167)	
Deposits with clearing organization	(298,880)	
Receivable from clearing organization	(3,494,139)	
Securities owned	(3,461,966)	
Other assets	(1,866)	
Increase (decrease) in operating liabilities:		
Payable to clearing organization	3,295,579	
Securities sold not yet purchased	1,855,925	
Accounts payable, accrued expenses, and other liabilities	163,710	
Total adjustments		(1,911,947)
Net cash provided by operating activities		3,316,861
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of furniture, equipment, and leasehold improvements	(29,864)	
Net cash used in investing activities		(29,864)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payment of subordinated notes	(1,000,000)	
Members' contributions	38,348	
Distributions of members' equity	(2,300,001)	
Net cash used by financing activities		(3,261,653)
INCREASE IN CASH		25,344
CASH AT BEGINNING OF YEAR		86,127
CASH AT END OF YEAR		**$ 111,471**

Supplemental cash flows disclosures:	
Interest payments	$ 265,500

The accompanying notes are an integral part of these financial statements.

First Ballantyne, LLC
Notes to Financial Statements
For the Year Ended December 31, 2005

Note 1 - Organization and Nature of Business:

First Ballantyne, LLC (the "Company") was formed in the state of North Carolina in December 2002. The Company is a fixed-income trading organization that offers retail fixed-income trading desks, taxable debt products, investment ideas, support services and trade executions in fixed-income securities for financial professionals and the investing public. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company was granted membership in the National Association of Securities Dealers ("NASD") on May 23, 2004. The Company clears all customer transactions through another broker-dealer on a fully disclosed basis.

Note 2 - Significant Accounting Policies:

Securities Transactions:

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Marketable securities are valued at market value.

Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes:

The Company is a limited liability company and has elected to be taxed under the partnership provision of the Internal Revenue Code. Under this provision, the members are taxed on the Company's taxable income. The Company bears no liability or expense for income taxes, and none is reflected in these financial statements. Similar provisions apply for state income taxes.

Depreciation:

Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years.

Note 2 - Significant Accounting Policies (continued):

Statement of Cash Flows:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Accounting Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Fair Value of Financial Statements:

The Company's financial instruments include cash, accounts receivable, accounts payable, accrued expenses and other liabilities. The carrying amounts of these financial instruments approximate fair value due to their short maturities. The carrying amounts of subordinated loans approximate their fair values based upon current rates available for similar types of instruments.

Note 3 - Restricted Cash:

The company maintains an interest bearing bank certificate of deposit as collateral for a letter of credit in the amount of $45,000 furnished to the lessor of the company's office space.

Note 4 - Receivable From and Payable to Clearing Organization:

Amounts receivable from and payable to clearing organization at December 31, 2005, consist of the following:

	Receivable	Payable
Deposits with clearing organization	$ 4,391,984	$ -
Receivable from clearing organization	4,667,510	-
Payable to clearing organization (margin loan)	-	8,677,151
	$ 9,059,494	$ 8,677,151

The clearing organization is a 7.4% owner of members' equity in the Company and the Company has subordinated loans of $550,000 due the clearing organization. Additionally, the Company paid the clearing organization $459,798 for ticket and clearing charges in 2005.

Note 5 - Securities Owned and Sold, Not Yet Purchased:

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	Sold Not Yet Purchased
Corporate bonds, debentures, and notes	$ 8,872,887	$ 2,374,506

Note 6 - Subordinated Borrowings:

The borrowings under subordination agreements at December 31, 2005, are as follows:

Subordinated notes, 9 percent, due 2011	$ 2,200,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 7 - Defined Contribution Plan:

In 2004 the Company began a defined contribution retirement plan covering substantially all employees. Under this plan, the Company may make discretionary contributions. Total Company contributions to the plan were $182,015 for the year ended December 31, 2005.

Note 8 - Financial Instruments with Off-Balance-Sheet Risk:

The Company enters into various transactions involving futures entered into for trading purposes or to economically hedge other positions or transactions. The Company has open future positions of $52,948, at market value, at December 31, 2005.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2005, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2005.

Note 9 - Commitments and Contingent Liabilities:

The Company and its subsidiaries have obligations under operating leases with initial noncancelable terms in excess of one year. Aggregate annual rentals for office space and equipment at December 31, 2005, are approximately as listed below:

2006	$ 208,290
2007	104,617
2008	26,071
2009	-
Thereafter	-
	$ 338,978

Operating lease expense for 2005 aggregated approximately $202,441.

Note 10 - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or a minimum net capital of $100,000. At December 31, 2005, the company had net capital of $5,629,713, which was $5,529,713 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.04 to 1.

First Ballantyne, LLC
Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
As of December 31, 2005

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

Schedule I
First Ballantyne, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2005

Net Capital		
Total members' equity		$ 4,750,358
Deduct members' equity not allowable for net capital		-
Total members' equity not allowable for net capital		4,750,358
Add:		
Subordinated borrowings allowable in computation of net capital		2,200,000
Other (deductions) or allowable credits		-
Total capital and allowable subordinated borrowings		6,950,358
Deductions and/or charges:		
Nonallowable assets:		
Restricted cash	47,136	
Furniture, equipment, and leasehold improvements, net	97,388	
Other assets	15,081	
	159,605	
Other additions and/or credits	-	(159,605)
Net capital before haircuts on securities positions (tentative net capital)		6,790,753
Haircuts on securities		
Debt securities		(1,161,040)
Net capital		$ 5,629,713

Aggregate indebtedness	
Items included in statement of financial condition:	
Accounts payable, accrued expenses, and other liabilities	$ 201,442
Other	-
Total aggregate indebtedness	$ 201,442

Schedule I (Continued)
First Ballantyne, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2005

Computation of basic net capital requirement		
Minimum net capital required, greater of:		
Minimum net capital required as computed at 6.67 percent of aggregate indebtedness	$ 13,429	
Minimum dollar net capital requirement	100,000	
Total net capital requirement		$ 100,000
Excess net capital		$ 5,529,713
Excess net capital at 1,000 percent		$ 5,609,568
Ratio: Aggregate indebtedness to net capital		.04 to 1

The total net capital reported above of $5,629,713 agrees with the Company's computation and amount reported in Part II of Form X-17A-5 (unaudited) FOCUS report as of December 31, 2005.

First Ballantyne, LLC
Statement Regarding Schedule II, III, and IV
As of December 31, 2005

Schedule II, III, and IV are not applicable. The Company has claimed an exemption from SEC Rule 15c3-3 based on the fact that all customer transactions are cleared through another broker-dealer on a fully disclosed basis.